UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  December 10, 2002

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

December 10, 2002

PROPOSED NON-BROKERED FINANCING

Canadian Zinc Corporation (“the Company”) is pleased to announce that it is currently engaged in two non-brokered private financings to raise up to $237,500 subject to all necessary approvals.

The primary financing is designed to allow the investor to take advantage of the current Canadian flow through program.  The financing will consist of up to 125 Units, each Unit consisting of 3,500 Flow-Through Common Shares, 2,500 Non Flow-Through Common Shares  and 2,500 share purchase warrants.  Each Warrant will be exercisable to acquire one additional Common Share at $0.17 per Share for a period of one (1) year from the date of issue.  Funds will also be expended at the Company’s Damoti Lake Gold project and at its Prairie Creek base metal property, as well as for general working capital.

The secondary non flow through financing will total up to 750,000 units priced at 15 cents, consisting of one Non Flow-Through Common Share and a share purchase warrant priced at 15 cents exercisable over the next year.  This concurrent financing is designed to allow non-Canadian shareholders and those who do not want the tax advantages of flow through shares, to participate and will provide significant general working capital for the Company.

The independent directors of the Company have approved the participation of certain directors and officers of the Company in the private placements on the same terms as arm's length investors to a maximum of $23,750.  Share holdings of insiders in the Company will increase as a result of any such participation.  The private placement may close before twenty-one days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons.

On a separate note, it is with regret that we announce the retirement of Dr Hugh Morris from the Board of Directors of the Company.  He has made a valuable contribution to the Company over the past three years and we wish him well in his retirement.

“John A. MacPherson”

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043

E-mail: czn@canadianzinc.com  Website: www.canadianzinc.com